Exhibit 23.1
Board of Directors and Shareholders of
A Paradise Acquisition Corp.
Consent of Independent Registered Public Accounting Firm
We hereby consent to the inclusion of our report dated February 9, 2026, in Amendment No. 2 to the Registration Statement on Form S-4, under the Securities Act of 1933 (File No. 333-293427) with respect to the audit of the consolidated balance sheets of A Paradise Acquisition Corp. (the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes included herein.
We also consent to the reference of our firm under the caption “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
April 6, 2026	Certified Public Accountants
PCAOB ID No.1171